

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

David W. Crane
Chief Executive Officer and Director
Climate Change Crisis Real Impact I Acquisition Corp
300 Carnegie Center, Suite 150
Princeton, New Jersey 08540

> **Re: Climate Change Crisis Real Impact I Acquisition Corp**
> **Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 21, 2021**
> **File No. 001-39572**

Dear Mr. Crane:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 21, 2021

Non-GAAP Financial Measures, page 194

1.   Adjusted EBITDA Plus Change in OEM Deferred Revenue includes an adjustment for deferred revenue under the GM and Nissan agreements. Please tell us how you determined that this adjustment does not result in a non-GAAP measure that is based on individually-tailored accounting principles. Refer to Question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Edward Best